UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of June 2021

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Advances 5G with Certification of its 5G Module and MG90 5G Router on T-Mobile’s Nationwide 5G Network

Sierra Wireless brings 5G to the Internet of Things with a network-certified, secure 5G module and router that delivers the speed, latency and capacity required for next-gen IoT and mission-critical applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--June 17, 2021--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), a world leading IoT solutions provider, today announced that its EM9190 5G New Radio (NR) embedded module was certified in January, and the MG90 5G - world’s first multi-network 5G vehicle router was certified in February, to operate on T-Mobile’s 5G network – the largest, fastest, and most reliable in the United States.

“These certifications further demonstrate that when it comes to bringing 5G to the IoT, Sierra Wireless is leading the way,” says Jim Ryan, SVP Partnerships, Marketing & IoT Solutions, Sierra Wireless. “When you combine T-Mobile’s industry-leading 5G network with the EM9190 and MG90 5G’s industry-leading performance, robust security and industrial-grade design, along with Sierra Wireless’ decades of IoT experience and global presence, the answer to the question of which IoT solutions provider you should partner with as you map out your 5G future becomes clear – it’s Sierra Wireless.”

Transforming IoT with 5G

5G’s higher data speeds, lower latency and higher device capacity are set to transform the IoT market, enabling OEMs, advanced electronic and other industrial companies to support enhanced mobile broadband, ultra-reliable, low-latency communication, and massive machine-type communication use cases that simply were not possible without 5G.

5G’s ability to support these new use cases is why in a recent report, McKinsey and Company state, “As new use cases gain traction, it is expected that B2B 5G IoT unit sales will soar… in the B2B sphere, we expect total revenue for 5G IoT modules to increase from about USD 180 million in 2022 to almost USD 10 billion by 2030.”

Module Designed for Easy Integration, Private Networks, Global Connectivity

Based on the industry-standard M.2 form factor, the EM9190 is an industrial-grade module that enables OEMs, system integrators and other companies to easily integrate secure 5G connectivity into their products. Part of Sierra Wireless’ EM Series of modules, the EM9190 has been designed to connect to 5G networks around the world and also includes an embedded SIM (eSIM) based on GSMA’s embedded SIM specification, eUICC. This eSIM makes it easier for customers to switch networks anytime using carrier-specific profiles, for added IoT product deployment simplicity and flexibility.

With this certification, EM9190 customers can commercially deploy networking devices, computing devices, and other connected products on T-Mobile’s high speed and low latency 5G network for live video streaming, video security, high-definition cloud-based video gaming, extended reality, robotics, and other next generation IoT applications.

The world’s first Multi-Network 5G Vehicle Router

The AirLink® MG90 5G, is the industry’s first multi-network 5G vehicle networking solution, providing public safety, public transit, utility, and other organizations the secure, always-on mobile connectivity they need for mission-critical first responder, field service, and transit applications.

The MG90 5G uses the T-Mobile certified Sierra Wireless EM9190 module and takes advantage of T-Mobile’s low band and mid band 5G spectrum to deliver customers broad coverage and high data speeds. Purpose-built for demanding high-speed multi-network vehicle needs, the AirLink MG90 5G delivers the best-in-class user experience, performance, and reliability users need with patented technology to deliver maximum performance and coverage.

The MG90 5G tackles the toughest challenges where 5G matters most, enabling high-definition applications like remote triage for paramedics, live video streaming for law enforcement, and improved Wi-Fi services for transit riders.

The EM9190 and MG90 5G are currently available globally from Sierra Wireless’ global network of partners.

Resources

  White Paper: 5G Evolution or Revolution
  White Paper: 5G Brings Evolutionary and Disruptive Changes in the IoT
  Webinar: Introducing the MG90 5G Vehicle Router
  5G Global Launches & Statistics - GSMA

For more information, visit:

  https://www.sierrawireless.com/products-and-solutions/embedded-solutions/5g-iot/
  https://www.sierrawireless.com/products-and-solutions/embedded-solutions/networking-modules/
  https://www.sierrawireless.com/products-and-solutions/routers-gateways/mg90/

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is a leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting 4G, 5G and LPWA solutions to improve operational efficiency, create better customer experiences, improve their business models, and create new revenue streams. Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT deployment whether it is an integrated solution to help connect edge devices to the cloud, a software/API service to manage processes with billions of connected assets, or a platform to extract real-time data to improve business decisions. With more than 25 years of cellular IoT experience, Sierra Wireless is the trusted partner globally to deliver your next IoT solution. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at https://www.linkedin.com/company/sierra-wireless and on YouTube at https://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless, Inc. “AirLink” is a registered trademark of Sierra Wireless America, Inc. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements

This press release contains forward-looking statements. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations but involve risks and uncertainties. These statements may relate to, among other things: plans and timing for the introduction or enhancement of our products and services, future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans that are not historical fact. These statements are subject to numerous risks and uncertainties surrounding our business and the markets we operate in, including, but not limited to, changes in technology and market conditions and our ability to implement our strategy and successfully develop, manufacture and supply new products and services. Due to these many risks and uncertainties we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Louise Matich
Sierra Wireless
Media Relations
phone: +1 236 979 2154
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: June 17, 2021